[LETTERHEAD OF CLIFFORD CHANCE US LLP]

Kathleen L. Werner Partner
DIRECT TEL +1 212 878 8526
kathleen.werner@cliffordchance.com

February 10, 2005

Via Edgar

Michael Pressman
Office of Mergers and Acquisitions
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:
iStar Financial Inc.
Schedule TO filed January 31, 2005
File No. 005-79428

Dear Mr. Pressman:

        On behalf of our clients, iStar Financial Inc. ("iStar") and Flash Acquisition Company LLC ("Purchaser"), we are writing to provide iStar's responses to the comments set forth in the staff's comment letter dated February 8, 2005, with regard to the referenced filing. We are also submitting a draft of an amended Schedule TO reflecting changes to the Offer to Purchase in response to the staff's comments.

General

1.
We refer to Exhibit 99.5 of your Form 8-K filed on January 21, 2005. We remind you and your counsel that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please avoid references to the safe harbor provisions of the Reform Act in future filings.

        iStar, Purchaser and we note the staff's comment and confirm that we will avoid references to the Private Securities Litigation Reform Act of 1995 in future filings relating to the tender offer.

Does Falcon intend to declare a Dividend prior to the expiration of the Offer? page 3

2.
Please clarify whether the dividend will result in an adjustment to the $7.50 offer. If so, please clarify how that adjustment will be calculated. Please be advised that if the offer price is adjusted it is the staff's position that at least 10 days must remain in the offering. See Rule 14e-1(b).

        We note that since the date on which iStar filed its Schedule TO, Falcon Financial Investment Trust ("Falcon") has declared a dividend of $0.11 per Falcon common share. The dividend will have no effect on iStar's offer price for Falcon's shares. In order to respond to the staff's concern and the declaration of the dividend, we will file an amended Schedule TO amending the Offer to Purchase in the form enclosed to describe the details of the dividend and make clear that payment of the dividend will not affect the offer price.

Section 2. Acceptance for Payment, page 13

3.
We refer to the penultimate paragraph of this section. Please revise the disclosure to clarify that all conditions to the offer, other than those conditions relating to required regulatory approvals, must be satisfied or waived prior to expiration, and that a delay in payment for shares would not necessarily be consistent with Rule 14e-1(c).

        In response to the staff's comment, we will file an amended Schedule TO amending the Offer to Purchase in the form enclosed to clearly state that all conditions to the tender offer, other than those relating to required regulatory approvals, must be satisfied or waived as of the expiration of the tender offer and that Purchaser intends that any delay in payment will only be effected by complying with Rule 14e-1(c) under the Exchange Act.

Section 3. Procedures for Tendering Shares, page 14

  Appointment as Proxy, page 17

4.
Refer to the disclosure in the penultimate sentence, which states "the Purchaser must be able to exercise full voting rights with respect to such shares." This language seems to exclude current shareholders who are not deemed record holders of the shares for purposes of a shareholder vote, and thus appears to violate Rule 14d-10(a)(1). Please revise.

        In response to the staff's comment, we will file an amended Schedule TO amending the Offer to Purchase in the form enclosed to delete the referenced sentence.

  Determination of Validity, page 17

5.
Please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender of securities, you will waive that condition for all other tenders as well. Please carefully review the document and make corresponding revisions elsewhere as appropriate. Make corresponding changes to Instruction 10 to your Letter of transmittal.

        In response to the staff's comment, we will file an amended Schedule TO amending the Offer to Purchase in the form enclosed to clarify that any waiver of a condition will apply to all tendering shareholders. However, we do not believe that there is a corresponding provision in Instruction 10 or elsewhere in the Letter of Transmittal requiring a similar change. As a result, no changes have been made to the Letter of Transmittal.

Section 11. Background of the offer, page 25

6.
With a view towards additional disclosure, supplementally explain the nature of the coordination and computation assistance provided by Goldman Sachs.

        The coordination and computation assistance provided by Goldman Sachs included arranging conference calls and due diligence meetings with Falcon and its advisers; providing iStar with access to a software program that iStar does not maintain internally so that iStar could make computations with respect to one of Falcon's securitization assets using assumptions developed by iStar; and, together with Clifford Chance, computing the amounts of break-up fees in recent mergers involving real estate companies. For the information of the staff, Goldman Sachs was not asked to, and did not, make a presentation to, or participate in any meetings of, the iStar board of directors.

7.
The first full paragraph on page 27 suggests that the Company may have provided bidder or its representatives with non-public financial forecasts or projections in connection with the negotiation and structuring of this transaction. If so, please disclose those projections or forecasts and the assumptions underlying them in the offer materials. If you do not believe disclosure is required, explain supplementally the basis for that belief.

        iStar's negotiation and structuring of the transaction was based on its own analysis of the value of Falcon's assets, based upon iStar's review of Falcon's loan and securitization portfolio and iStar's knowledge of the real estate finance industry, and iStar's views as to the potential benefits to iStar of combining iStar's significant capital resources with Falcon's customer relationships and knowledge of the auto dealer industry. iStar did not receive any projections and forecasts of Falcon's future results of operations and did not consider projections and forecasts of Falcon's future results of operations on a stand-alone basis to be relevant to its decision to proceed with the transaction or its determination of the price to offer for Falcon's shares. Similarly, iStar's board of directors did not review any projections or forecasts in connection with approving the transaction. Accordingly, we believe that no additional disclosure is warranted.

Section 14. Conditions of the offer, page 36

8.
Please revise your disclosure to clarify that all conditions of the offer, other than those relating to necessary governmental approvals, must be satisfied or waived as of the expiration. As currently drafted, your conditions appear to survive expiration through the date of acceptance of tendered shares for payment.

        In response to the staff's comment, we will file an amended Schedule TO amending the Offer to Purchase in the form enclosed to clarify that all conditions of the offer, other than those relating to required regulatory approvals, must be satisfied or waived as of the expiration of the tender offer.

9.
We note your last offer condition relating to the opinion of Hogan & Hartson "as of the date of purchase of Shares pursuant to the Offer." See our last comment above regarding the need to deem all conditions satisfied or waived as of the facts as they exist at the Expiration Date, rather than at any time thereafter. Please revise this condition, or explain supplementally how it is consistent with our position.

        We will file an amended Schedule TO amending the Offer to Purchase in the form enclosed to revise the condition in response to the staff's concern.

Section 16. Fees and Expenses, page 48

10.
Quantify the "reasonable and customary compensation" referred to in this section. See Item 1009(s) of Regulation MA.

        We will file an amended Schedule TO amending the Offer to Purchase in the form enclosed to quantify the fees paid to the depository and dealer manager. In addition, we will add a cross reference to the disclosure of Lehman Brothers' fees found in Falcon's Schedule 14D-9.

        In addition, iStar has authorized us to confirm that it acknowledges that:

          1.     iStar is responsible for the adequacy and accuracy of the disclosure in the filings.

          2.     Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

          3.     iStar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions or comments, please call me at 212-878-8526 or Viqar Shariff at 212-878-3345.

Sincerely,

/s/  KATHLEEN L. WERNER

Kathleen L. Werner

cc:	Nina Matis, Esq. Viqar Shariff, Esq.